[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2011
REGISTRATIONS BRANCH
09

11033196

SECUR ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~52002~~ 17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Moss Adams Capital LLC~~ First Washington Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3701
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. McQueen — 206-443-9039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillip F. Frink, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA ANN MCINTYRE
COMMISSION EXPIRES
NOTARY
PUBLIC
08-20-14
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
November 29, 2011

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash	$ 203,810
Receivable from clearing organization	198,047
Investment advisory fees receivable	116,834
Underwriting fee receivable	119,355
Interest receivable from related party	1,219
Securities owned, at fair value	20,761
Deposit with clearing organization	50,392
Note receivable from related party, net of allowance of $350,000	100,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $244,440	46,176
Other assets	24,144
	$ 880,738

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 30,819
Accrued liabilities	288,814
Payable to clearing organization	20,516
	340,149
COMMITMENTS (Note 6)	
STOCKHOLDER'S EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	502,595
Retained earnings	(46,006)
	540,589
	$ 880,738

See accompanying notes.

FIRST WASHINGTON CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2011

REVENUES	
Commissions	$ 1,344,673
Investment advisory fees	1,523,359
Interest and dividends	419,103
Net gains on principal transactions	271,755
Underwriting fees	119,355
Other	44,600
	3,722,845
EXPENSES	
Commissions and salaries	2,537,911
Provision for uncollectibility of note receivable from related party	300,000
Rent	279,962
Payroll and business taxes	219,060
Insurance	191,772
Clearing costs	159,142
Legal and accounting	121,676
Information services	62,246
Depreciation and amortization	19,395
Telephone	27,639
Dues and subscriptions	33,499
Interest	806
Other operating expenses	85,212
	4,038,320
LOSS BEFORE FEDERAL INCOME TAX	(315,475)
BENEFIT FOR FEDERAL INCOME TAX	275
NET LOSS	$ (315,200)

See accompanying notes.

FIRST WASHINGTON CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2011

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, September 30, 2010	2,800	$ 84,000	$ 502,595	$ 269,194	$ 855,789
Net loss	-	-	-	(315,200)	(315,200)
BALANCE, September 30, 2011	2,800	$ 84,000	$ 502,595	$ (46,006)	$ 540,589

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (315,200)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	19,395
Unrealized appreciation in fair value of securities owned	(201)
Provision for uncollectibility of note receivable from related party	300,000
Changes in assets and liabilities	
Receivable from clearing organization	99,012
Investment advisory fees receivable	(30,694)
Underwriting fee receivable	(119,355)
Receivable from related party	1,007
Securities owned, at fair value	2,871
Other assets	2,735
Accounts payable	19,604
Accrued liabilities	15,976
Payable to clearing organization	(2,871)
	(7,721)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(7,444)
CHANGE IN CASH	(15,165)
CASH BALANCE	
Beginning of year	218,975
End of year	$ 203,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 806

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - The Company is a fully disclosed broker-dealer and investment advisor registered with the state of Washington, the U.S. Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (the FINRA).

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (Pershing).

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash - For purposes of the statement of cash flows, the Company considers only cash subject to immediate withdrawal to be cash.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Commissions and Net Gain on Principal Transactions - Securities transactions and the related revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized during the period earned.

Investment Advisory Fees - Investment advisory clients are billed monthly or quarterly, in advance or arrears, based on assets under management and contractual rates and terms. Based on management's assessment of the credit history of its clients and current relationships with them, management has concluded losses on receivable balances outstanding at year-end are nominal.

Fair Value - The Company utilizes various methods to measure the fair value of its securities owned on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment spreads, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability, and would be based on the best information available.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned at September 30, 2011 consist of municipal bonds and are measured using quoted market prices in active markets for identical assets; as such, they are classified within level 1 of the valuation hierarchy.

Depreciation and Amortization - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Advertising Costs - During the fiscal year ended September 30, 2011, the Company incurred no advertising expenses. The Company maintains a policy to expense advertising costs as they are incurred.

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. Such differences are not material at September 30, 2011. The Company has a net operating loss carryforward available for federal income tax purposes of approximately $44,458 at September 30, 2011, which begins to expire in 2024. The gross deferred tax asset of approximately $15,116 associated with this net operating loss is fully offset by a valuation allowance because realization of this benefit is not reasonably assured. The accompanying provision for federal income taxes differs from that calculated based on the federal statutory rate of 34% because of this allowance.

The Company adheres to the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the positions. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Subsequent Events - The Company has evaluated subsequent events through November 29, 2011. This is the date that the financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by generally accepted accounting principles in the United States.

Note 2 - Related Party Transactions

Notes Receivable - As of September 30, 2011, a balance of $450,000 is due from the Company's Chief Executive Officer (CEO). The note is unsecured with an interest rate of 3.25% per annum and is scheduled to mature October 31, 2012, at which time a principal balloon payment for the outstanding balance will come due. An allowance of $350,000 has been recorded against this balance.

Interest - The Company has earned $14,625 in interest, in connection with the note receivable during the year ended September 30, 2011.

Revenues - The Company manages four investment accounts of close relatives of management. Fees of $25,180 were earned during the year.

Note 3 - Underwriting Fees and Receivable

The Company entered into an underwriting agreement on May 20, 2011 for the initial public offering of securities. The Company recognized underwriting fees when the underwriting of the offering was completed. The receivable is stated at an amount that management expects to collect.

Note 4 - Transactions with Clearing Organization

The Company has an agreement with Pershing, whereby Pershing clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does, maintain a deposit in the amount of $50,392 held at Pershing as of September 30, 2011.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2011, the Company had net capital as follows:

Net capital	$ 364,818
Excess in net capital	$ 114,818
Percentage of aggregate indebtedness to net capital	88%

Note 6 - Commitments

The Company has a non-cancelable lease agreement for its office space that commenced in 2003 for a period of 15 years. The future minimum rent payments are as follows:

Fiscal Year Ending	
2012	$ 258,894
2013	260,105
2014	266,170
2015	273,430
2016	280,686
Thereafter	632,542
	$ 1,971,827

The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of approximately $68,746 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2011.

Rent expense totaled $279,962 for the fiscal year ended September 30, 2011.

Note 7 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2011.

Note 8 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. A significant portion of the Company's assets, including cash deposits in excess of applicable insurance limits and any outstanding receivable or deposit due from clearing, are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks and manages the risk by maintaining this relationship with only high quality financial institutions.

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

SUPPLEMENTAL INFORMATION

SCHEDULE I

FIRST WASHINGTON CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

SEPTEMBER 30, 2011

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 540,589
Deductions	
Unsecured receivables, furniture, equipment, leasehold improvements, and other assets	(171,540)
Adjustments for haircuts	
Securities owned	(4,231)
Net capital	$ 364,818

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$ 340,149
Deductions	
Payable to clearing collateralized by securities owned	(20,516)
Aggregate indebtedness	$ 319,633

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 250,000
Percentage of aggregate indebtedness to net capital	88%
Ratio of aggregate indebtedness to net capital	.88 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of September 30, 2011, computed by First Washington Corporation in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

FIRST WASHINGTON CORPORATION

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2011

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

FIRST WASHINGTON CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2011

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
First Washington Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Washington Corporation (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities, accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
November 29, 2011